

OFFERING MEMORANDUM

facilitated by



MetroNOME Brewery LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	MetroNOME Brewery LLC
State of Organization	MN
Date of Formation	10/30/2020
Entity Type	Limited Liability Company
Street Address	1144 Laurel Avenue, St. Paul MN, 55108
Website Address	www.metronomebrewery.com

(B) Directors and Officers of the Company

Key Person		Matthew Engstrom
Position with the Company		
	Title	Chief Operating Officer
	First Year	2020
Other business experience (last three years)		**Business Development Manager** (*eCapital Advisors, 1/21 - 6/21*)
		Regional Director & Product Specialist (*HCL, 6/19 - 12/20*)
		North America Sales Leader (*IBM, 6/99 - 5/19*)

Key Person	William Eddins
Position with the Company Title First Year	 Chief Design Officer 2020
Other business experience (last three years)	• **Music Director Emeritus** (*Edmonton Symphony Orchestra, June 2017 - Current*) • **Visiting Professor of Conducting** (*University of Illinois Urbana-Champaign, May 2021 - Current*)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Engstrom	50%
William Eddins	50%

(D) The Company's Business and Business Plan

Target Market

The unique mission of MetroNOME Brewery allows for a two-fold approach to determining our target market. Like all Craft Breweries in the USA, we will pursue that 40% of the population that have a Craft brew several times in a year. Since the industry has been and continues to be in a strong growth phase we expect for there to be continued increasing demand for our product for the foreseeable future. Distribution through off-site sales and a strong presence in the local restaurant market are key goals for our successful growth. But the social mission of MetroNOME means that there is a very specific target market - anyone who has a direct connection with the music industry in the Twin Cities Metro. This includes (but is not limited to): musicians; music teachers; parents of music students; concert attendees; owners of, and workers at, local performance venues; and anyone who is interested in Nurturing Outstanding Music Education in the Metro area.

Forecasted Milestones

MetroNOME Brewery's goal for Fall 2028 is to be a profitable business with a yearly budget of $4 Million: $3 Million earned through distribution and $1 Million through facilities activities/rentals. Production goal is 4000 BBL per year, with 3500 BBL dedicated to the growing distribution division. At this point MetroNOME is a small regional brewery approximately halfway in size between Blackstack Brewing (5300 BBL) and Sociable Cider Works (2900 BBL).

- The most critical metric for MetroNOME Brewery will be the number of barrels sold through distribution. Because our target market is spread across the entire Twin Cities metro area, distribution is the key to MetroNOME's future growth.
- Because the profit margin for distribution is markedly lower than for a taproom, it will be necessary to move significantly more product through distribution in order to create, and maintain consistent growth and profitability.
- MetroNOME's goal is to push past the 2,000 BBL p/y level in 2025, when the EBITDA profit/loss margin will become consistently more profitable.

The Team

Bill Eddins, Chief Design Officer

William Eddins is a husband, father, Taoist, musician, writer, and entrepreneur living and working in the great city of Minneapolis. He has been married to Jennifer Gerth, Principal Clarinet of the Duluth Superior Symphony Orchestra, for twenty years, and they have raised two young men who are musicians and athletes. Bill is the Music Director Emeritus of the Edmonton Symphony Orchestra, and has also served as Principal Guest Conductor of the National Symphonie of Ireland, Resident Conductor of the Chicago Symphony Orchestra, and Associate Conductor of the Minnesota Orchestra.

Bill is co-founder of MetroNOME Brewery LLC, a socially missioned brewery established in the wake of the public unrest during the summer of 2020 with the objective of Nurturing Outstanding Music Education in the Twin Cities Metro. Proceeds from MetroNOME will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area. Bill strongly believes that education in general, and music education in particular, is the gateway to a better, more fulfilling life, and he wants to ensure that any child who loves music should be able to find a way to play.

Bill is the author of The Shadows of Venice, a historical fiction trilogy set in Venice (Italy) during November, 2013. The Shadows of Venice brings together Bill's love of music, history, fantasy/fiction, food, and the city of Venice, and is due out in late 2021. A portion of the proceeds from the sale of The Shadows of Venice will go to supporting music education in the Twin Cities Metro.

Bill has an active and liberal life outside the music world. He is a certified Thai Yoga Massage practitioner who specializes in helping performing artists and athletes, an umpire for the United States Tennis Association, and is in an apprenticeship to become a concert piano technician. His many hobbies include road cycling, cooking, home brewing, and learning. Bill hopes that the music he makes brings you joy.

Matt Engstrom, Chief Operating Officer

Matt started playing the saxophone in 4th grade, and continued through high school and college, where he played in both the St. Olaf Band and Jazz Band for all four years. He studied along the way with Mark Engebretson, Rita Kneusel, Kurt Claussen, and Reuban Haugen. Matt's educational background is in Math and Physics from St. Olaf and Mechanical Engineering from the University of Wisconsin-Madison. The .com boom happened right after graduate school, and that pulled in him into the world of Information Technology. A short stint in the consulting world led to a software sales position at Lotus Development Corporation, which in turn evolved into 20 years at "Big Blue" IBM. Beer brewing started out as a hobby. He and Bill met in 2015 through youth baseball coaching, and discovered their mutual interest in the miracles that happen when yeast, grain, and hops meet each other. They started collaborating on their brewing efforts, and now the two of them want to turn a hobby into a money-making venture. The proceeds from that will go back into supporting the local music development community.

Intended Use of Funds - The Taproom

If you're wondering why there's been an explosion of taprooms opening the past decade, here's the reason - the profit margin on beer poured from your own equipment is 3 times that of beer sold in a package. If we can get this taproom up and running we can make a huge stride towards fulfilling our mission!

- Sell the mission, sell the beer!
- Great Location
- Play it Forward!

Our Story

Founded in 2020 by Matt Engstrom and Bill Eddins in response to the civic unrest that engulfed Minneapolis/St. Paul, MetroNOME Brewery LLC is a socially missioned public benefit brewery based in the Twin Cities with the mission of Nurturing Outstanding Music Education. Once MetroNOME is an established and successful venture then proceeds will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area. We strongly believe that education in general, and music education in particular, is the gateway to a better, more fulfilling life, and we want to make sure that any child who loves music should be able to find a way to play.

- Global Pandemic
- The murder of George Floyd/Minneapolis riots
- The Healing Power of Music

Our Mission

MetroNOME Brewery LLC is a socially-missioned, public-benefit, brewery based in the Twin Cities. Our mission is to Nurture Outstanding Music Education. Proceeds will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	April 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-out/Renovations	$45,000	$90,000
Equipment	$24,937	$25,630
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.8 - 1.3%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.8% and a maximum rate of 1.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	0.8%
$87,250	0.9%
$99,500	1.1%
$111,750	1.2%
$124,000	1.3%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Revenue Share Notes
Number of Shares Outstanding	166,365
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	These are Debt Notes that have no Voting Rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Engstrom	50%
William Eddins	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

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The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Sharing Note	$192,500	%	07/01/2027	5.8% of revenue until a 1.2x multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

July 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $125,000 Please refer to the company's Form C/U dated August 27th, 2021 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

We are very optimistic about the future for MetroNOME Brewery LLC. The only outstanding debt the company has incurred is a $9500 loan through KivaUSA which will start the payback in September, 2022. We have a great location in Lowertown, St. Paul, a dedicated ownership group, and there is considerable buzz in the community around MetroNOME. More detailed information concerning the company's financial position can be found in our Financial Reports in the data room.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$673,749	$967,974	$1,494,915	$1,847,407	$2,327,425
Cost of Goods Sold	$84,313	$318,210	$542,997	$688,899	$889,382
Gross Profit	$589,436	$649,764	$951,918	$1,158,508	$1,438,043
EXPENSES					
Rent	$148,880	$153,340	$157,936	$162,674	$167,554
Salaries	$247,805	$392,900	$514,242	$574,443	$604,652
Contribution to Charities	$100	$1,200	$1,200	$1,200	$1,200
Operational	$73,200	$76,860	$80,703	$84,738	$88,975
Professional Services	$4,000	$6,000	$6,000	$6,000	$6,000
Distribution expense	$0	$10,000	$12,000	$12,000	$12,000
Operating Profit	$115,451	$9,464	$179,837	$317,453	$557,662

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$184,904.00	$206,062.00
Cash & Cash Equivalents	$11,720.00	$32,447.00
Accounts Receivable	$0	$0
Short-term Debt	$424,794.00	$364,878.00
Long-term Debt	$0	$0
Revenues/Sales	$604,484.00	$459,916.00
Cost of Goods Sold	$172,538.00	$65,508.00
Taxes Paid	$0	$0
Net Income	$-72,148.00	$-80,889.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V